Exhibit 99(a)

BEFORE THE NEW MEXICO PUBLIC REGULATION COMMISSION

IN THE MATTER OF THE APPLICATION	)
OF TEXAS-NEW MEXICO. POWER COMPANY	)
FOR APPROVALS AND AUTHORIZATIONS	)
TO (i) ACQUIRE THE STOCK OF TNP	)
ENTERPRISES, INC., (ii) FORM	)
ADDITIONAL PUBLIC UTILITY HOLDING	)
COMPANIES, (iii) AMEND ITS GENERAL	)
DIVERSIFICATION PLAN (v) ISSUE DEBT	)UTILITY CASE NO. 3103
SECURITIES, AND (v) OBTAIN ALL OTHER	)
APPROVALS AND AUTHORIZATIONS	)
NECESSARY TO EFFECTUATE AND	)
CONSUMMATE THE TRANSACTIONS,	)
TEXAS-NEW MEXICO POWER COMPANY,	)
Applicant.	)

FINAL ORDER

THIS MATTER comes before the New Mexico Public Regulation Commission (“Commission”) upon the Recommended Decision of the Hearing Examiner (“Recommended Decision”) issued by Peter E. Springer on January 10, 2000. Having considered the Recommended Decision (which is attached hereto as Exhibit 1 and incorporated herein by reference), and the record in this case, and being fully informed of the premises,

THE COMMISSION FINDS AND CONCLUDES:

1. At the hearing in this case, the Commission’s Utility Division Staff waived its right to file exceptions to the Recommended Decision if it recommended approval of Texas-New Mexico Power Company’s (“TNMP”) Application on the conditions agreed to by TNMP in its testimony and at the hearing. The Recommended Decision so recommends. On January 12, 2000, TNMP filed a Notice of Waiver of Exceptions to the Recommended Decision. TNMP’s Application is otherwise uncontested.

2. The Commission accepts and adopts the Hearing Examiner’s Statement of the Case through the time of the issuance of the Recommended Decision.

3. The Commission accepts and adopts the Hearing Examiner’s Discussion, and his Findings and Conclusions, as the Discussion and Findings and Conclusions of the Commission.

4. The Commission has jurisdiction over the parties and the subject matter of this case.

5. The Recommended Decision of the Hearing Examiner is well taken and should be adopted by the Commission.

IT IS THEREFORE ORDERED:

A. The Orders recommended by the Hearing Examiner as set forth in Exhibit 1 attached hereto, are ADOPTED, APPROVED, and ACCEPTED as Orders of the Commission.

B. The Recommended Decision is ADOPTED, APPROVED and ACCEPTED in its entirety.

C. This Order is effective immediately.

D. A copy of the Order shall be served on all persons listed on the attached Certificate of Service.

E. This Docket is closed.

Final Order	2
Utility Case No.3103

ISSUED under the Seam of the Commission at Santa Fe, New Mexico, this 18th day of January, 2000.

NEW MEXICO PUBLIC REGULATION COMMISSION

[SEAL]	/s/ BILL POPE

BILL POPE, CHAIRMAN

/s/ HERB H. HUGHES

HERB H. HUGHES, VICE CHAIRMAN

/s/ JEROME D. BLOCK

JEROME D. BLOCK, COMMISSIONER

/s/ LYNDA M. LOVEJOY

LYNDA M. LOVEJOY, COMMISSIONER

Excused

TONY SCHAEFER, COMMISSIONER

Final Order	3
Utility Case No.3103

Exhibit 99(a)

BEFORE THE NEW MEXICO PUBLIC REGULATION COMMISSION

IN THE MATTER OF THE APPLICATION OF	)
TEXAS-NEW MEXICO POWER COMPANY FOR	)
APPROVALS. AND AUTHORIZATIONS TO (I))
ACQUIRE THE STOCK OF TNP ENTERPRISES	)
INC., (ii) FORM ADDITIONAL PUBLIC UTILITY	)
HOLDING COMPANIES, (iii) AMEND ITS	) Utility Case No. 3103
GENERAL DIVERSIFICATION PLAN, (iv))
ISSUE DEBT SECURITIES, AND (v) OBTAIN	)
ALL OTHER APPROVALS AND AUTHOR-)
IZATIONS NECESSARY TO EFFECTUATE	)
AND CONSUMMATE THE TRANSACTIONS,	)
)
TEXAS-NEW MEXICO POWER COMPANY,	)
Applicant	)
)

RECOMMENDED DECISION OF THE HEARING EXAMINER

Peter E. Springer, Hearing. Examiner in this case, hereby submits this Recommended Decision to the New Mexico Public Regulation Commission (“Commission” or “NMPRC”) pursuant to NMPRC Utility Division Rules (17 NMAC 1.2) 32.5.4 and 39.2. The Hearing Examiner recommends that the Commission adopt the following Statement of the Case and Discussion.

STATEMENT OF THE CASE

On. July 15, 1999, Texas-New Mexico Power. Company (“TNMP” or “Company”) filed with the Commission an Application requesting the following authorizations and approvals from the Commission: (1) approval of the acquisition of the stock of TNP Enterprises Inc., (“TNP”), the public utility holding company of TNMP, by SW Acquisition, L.P. (“SW Acquisition”), which owns all of the stock of ST Acquisition Corp. (“ST Acquisition Corp”), pursuant to the May 24, 1999 Agreement and Plan of Merger between TNP, ST Acquisition Corp and SW Acquisition (“Acquisition Agreement”), and to the extent necessary, the merger between ST

EXHIBIT 1

Acquisition Corp and TNP, (2) approval and authorization of the formation of additional public utility holding companies, including SW Acquisition, SW I Acquisition GP L.P., a Texas limited partnership (“SW I Acquisition GP CP”), SW II Acquisition LLC, a Texas Limited Liability Company (“SW II Acquisition LLC”) and William J. Catacosinos (“WJC”), (3) approval of TNMP’s Amended General Diversification Plan, (4) approval of the issuance of debt securities in the aggregate amount of up to $428,000,000 and application of proceeds, and (5) such other approvals, authorizations and relief as may be necessary and appropriate to effectuate these activities.

On July 20, 1999, TNMP filed a Supplemental Filing containing: (1) a Joint Application filed by TNMP and SW Acquisition at the Federal Energy Regulatory Commission (“FERC”); (2) an Application fled by TNMP at the FERC; and (3) an Application filed by TNMP and TNP at the Texas Public Utility Commission.

On July 21, 1999, the Commission issued an Order Designating Hearing Examiner which designated and appointed the undersigned as Hearing Examiner in this case and found good cause to enlarge the time for consideration of any proposed securities transactions that are a part of the Application beyond the thirty days provided in NMSA 1978, Section 62-6-9 (Repl.Pamp. 1993), because it will serve the purpose of administrative efficiency to hear and consider the Application as a whole.

On August 3, 1999, the Hearing Examiner issued an Order Scheduling pre-hearing Conference pursuant to which a pre-hearing conference was held on August 19, 1999 at the Commission’s Utility Division Offices; with the Hearing Examiner presiding and attended by representatives of TNMP, Phelps Dodge Corporation (“Phelps Dodge”), the New Mexico Attorney General (“AG”) and the Commission Utility Division Staff (“Staff”). Among other

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things, TNMP representatives stated that the Supplemental Filing is not actually a supplement to TNMP’s Application and has no significance for this case; rather it was filed pursuant to the requirement of NMPRC Rule 450.10(a) that certain filings made at other federal or state agencies must be filed at the Commission.

Motions for Leave to Intervene in this case were filed by the AG on July 26, 1999 and by Phelps Dodge on August 4, 1999.

On August 24, 1999, the Hearing Examiner issued a Procedural Order which, among other things; (1) found that TNMP is a public utility as defined in the Public Utility Act, NMSA 1978, Section 62-3-1 et.seq. (Repl.Pamp.1993 as amended, Cum.Supp. 1998); (2) found that the Commission has jurisdiction over the parties and the subject matter of this case; (3) required TNMP to cause, on or before August 27, 1999, the Notice appended to the Order to be published one time in newspapers of general circulation in the New Mexico counties containing Silver City and Alamogordo; (4) ordered that the Commission’s Utility Division Procedures (1.7 NMAC 1.2) apply to this case except as modified by Order of the Commission or Hearing Examiner, (5) set an, intervention deadline of September 17, 1999; (6) ordered that the Commission Staff would, and Intervenors could, file direct testimony on or before October 8, 1999; (7) ordered that any rebuttal testimony would be filed on or before October 15, 1999; and (8) scheduled an October 25, 1999 public hearing at the Commission’s Utility Division offices for the purpose of hearing and receiving evidence, arguments and any other appropriate matters in order to determine whether the authorizations and approvals requested in TNMP’s Application should be granted by the Commission.

On September 24, 1999, TNMP filed its Notice of Affidavits of Publication indicating. that the notice required by the Procedural Order was published on August 27, 1999 in newspapers in Silver City and Alamogordo, New Mexico.

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On September 30,1999, TNMP filed its Notice of Supplemental Filing Regarding FERC Approval and Notice of Compliance with Hart-Scott Rodino Act, indicating that the Justice Department did not intend to take any action pursuant to the Hart-Scott Rodino Act and that by Order Authorizing Disposition of Jurisdictional Facilities issued by the FERC dated September 29, 1999 in Docket No. EC99-92-00, the FERC had approved the acquisition of the stock of TNP and the related merger.

On October 1, 1999, TNMP filed its Notice of FERC Approval of Securities Transaction as of September 29, 1999.

On October 8, 1999, the Commission Staff filed the Direct Testimony of James A. Brack and Michael S. Ripperger.

On October 18, 1999, TNMP filed the Rebuttal Testimony and Exhibits of Patrick L. Bridges.

On October 22, 1999, TNMP filed its Notice of Supplemental Filing which attached a copy of the Proxy Statement filed on August 11, 1999 with the Securities and Exchange Commission and filed on August 20, 1999 with the Commission pursuant to Rule 450.10A.

Pursuant to the Procedural Order, a public hearing was held before the Hearing. Examiner beginning at 10:00 a.m. on October 25, 1999 at the Commission’s Utility Division offices.

APPEARANCES

For TNMP:

Donald M. Salazar, Esq.

Santa Fe, New Mexico

Michael D. Blanchard, Esq.

Fort Worth, Texas.

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For the AG:

No Appearance.

For Phelps Dodge:

Daniel A. Najjar, Esq.

Laura Ward, Esq.

Santa Fe, New Mexico.

For the Commission Staff:

Richard Mietz, Esq.

Staff Counsel.

Santa Fe, New Mexico

Other Appearances:

None.

At the hearing, no one requested the opportunity to make a comment pursuant to the Commission’s Utility Division Procedures. Written and oral testimony was received from TNMP witnesses Kevern R. Joyce (see, TNMP Ex. A), Dr. Samuel Hadaway (see, TNMP Ex. B), Theodore A. Babcock (see, TAMP Ex. C), Larry P. Gunderson (see, TNMP Ex. D), and Patrick L. Bridges (see, TNMP Ex. E and TNMP Ex. F) and from Commission Staff witnesses James A. Brack (see, Staff Ex. A) and Michael R. Ripperger (see, Staff Ex. B). TNMP requested the opportunity to file a brief and agreed to include an objective summary of the record in this case. The Commission Staff generally waived their right to file exceptions to the Hearing Examiner’s recommended decision if it recommended approval of the Application on the conditions agreed to by TNMP in its testimony and at the hearing, while TNMP asked to review the recommended decision before deciding whether to file any exceptions waiver. The hearing was adjourned on October 26, 1999.

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On November 15, 1999, TNMP filed a Brief and Proposed Findings of Fact and Conclusions of Law.

DISCUSSION

TNMP is a public utility as defined in the Public Utility Act, NMSA 1978, Section 62-1-1, et sec. (Repl.Pamp. 1999), and as such is subject to the jurisdiction and authority of the Commission. TNMP is a wholly owned subsidiary of TNP, a public utility holding company whose formation was included in TNMP’s 1984 General Diversification Plan (“GDP”) which was approved by the New Mexico Public Service Commission (a predecessor to the NMPRC) in a Final Order dated July 16, 1984 in Case No. 1886. TNMP serves approximately 45,000 customers in New Mexico in the southwestern and south central areas of the State. TNMP currently purchases all of its power needs for its New Mexico customers from other suppliers. TNMP does not own any generation assets that serve its customers in New Mexico, although TNMP owns (through its wholly-owned subsidiaries, Texas Generating Company and Texas Generating Company II; see, PLB-2, pp. 3-4) the TNP One power plant in Texas.

TNMP’s witnesses provided background for the decision to enter into the Acquisition Agreement. Mr. Joyce, TNMP President, Chairman and Chief Executive Officer, testified that the TNP Board had, among other things, analyzed TNP’s business, current and future financial condition, current earnings and earnings prospects, as well as the competitive business environment and changing regulatory environment facing a relatively small utility such as TNMP. TNMP Ex. A, p. 16. Regarding the Board’s assessment of TNMP’s future, he testified that the Board had been evaluating alternatives to maintain and grow shareholder value, consistent with its fiduciary responsibility, and had been looking at the competitive business environment and the changing regulatory environment, along with “the size TNP, which is one

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of the smaller investor-owned utilities.” Tr. 1, pp. 21-22.1 He testified that the assessment was that TNMP needed to be increased in size in some way to improve its future, consistent with what is happening in the electric utility industry. Id., p. 22. He agreed that TNMP is the main asset of TNP and that in a real sense TNMP’s future determines TNP’s future. Id.

Dr. Hadaway testified that the Company’s management and Board had recognized in 1998 or earlier that TNMP’s current structure and the rapidly hanging nature of the electric utility industry were not consistent with the Company’s continued growth and the Board’s duty to maximize shareholder value. TNMP Ex. B, p. 4. He testified that because of the consolidation in the industry, companies are becoming larger and larger, and that size will be important in a number of areas as competition moves forward, while TNP was already one of the very smallest companies. Tr. I, p. 78. He testified that besides becoming a privately held company as presently proposed, the Company’s viable options focused on dismemberment via asset sales or merger into a larger investor-owned utility, either of which would have eliminate TNMP as an independent, community-based entity and, depending on the merger partner, might have reduced competition. TNMP Ex. B, p. 4.

Mr. Joyce testified that in the face of the changing industry, TNP’s Board of Directors in August, 1998 authorized TNP’s management to explore the future direction of TNP including acquisitions of other utilities, the sale of TNP or a sale of assets. TNMP Ex. A, p. 13. On August 28, 1998, Warburg Dillon Read, TNP’s financial advisor, informed TNP that a private investor group, consisting of Canadian Imperial Bank of Commerce (“CIBC”), The Chase Manhattan Bank (“Chase”) and William J. Catacosinos, the former chairman and chief executive officer of Long Island Lighting Company, was interested in discussing the possible acquisition of TNP. Id.

1 The transcripts from the hearings on 10/25/99 and 10/26/99 are referred to herein as Tr. I and Tr. II, respectively, followed by the page numbers within that volume.

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During the period November 1998 through April 1999, TNP continued to analyze possible alternatives, including working with Warburg Dillon Read to solicit from potential acquirers of TNP indications of interest in acquiring TNP and, if so, what prices such companies might be willing to pay. Id., p. 14. In April, 1999, the results of the solicitations of interest were reviewed, and five companies selected by Warburg Dillon Read and TNP were contacted based on these companies’ perceived ability to acquire an interest in acquiring TNP. Id. Of these five companies, two expressed no interest, one expressed an interest only in acquiring certain assets of TNP, and the other two “were at prices that were below that which the Board determined justified additional contacts.” Id., pp. 14-15. The Board authorized senior management to continue pursuing the proposed sale of TNP with the investor group, and on May 24, 1999, Warburg Dillon Read delivered to the Board an opinion to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the consideration to be received pursuant to the acquisition and merger agreement was fair to TNP’s shareholders from a financial point of view. Id., p. 15. Also on that date, the remaining issues with respect to the acquisition and merger agreement were resolved, and TNP, ST Acquisition Corp. and SW Acquisition entered into the Acquisition Agreement, a copy of which is attached as Exhibit PLB-1 to TNMP Exhibit E. Id.

The Acquisition Agreement involves a number of entities besides TNMP and TNP, including the following: (1) SW Acquisition, formed for the purpose of creating ST Acquisition Corp and facilitating the Transactions; (2) SW I Acquisition GP L.P., formed for the purpose of creating SW Acquisition and facilitating the Transactions; (3) SW II Acquisition LLC, formed

RECOMMENDED DECISION	8
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Case No. 3103

for the purpose of creating SW I Acquisition GP L.P. and facilitating the Transactions; (4) Dr. William J. Catacosinos, past President, Chief Executive Officer and Chairman of the Board of Directors of Long Island Lighting Company;2 and (5) ST Acquisition Corp (a Texas corporation the voting stock off which is wholly owned by SW Acquisition), which was created to merge with TNP and to pay the TNP shareholders cash for all of the outstanding shares of common stock of TNP.

Pursuant to the Acquisition Agreement, the proposed transaction is structured as a merger between TNP and ST Acquisition Corp through which TNP’s shareholders would receive cash in exchange for their shares of TNP’s common stock. As a result of the merger, TNP would become a wholly owned subsidiary of SW Acquisition, and upon the issuance of a certificate of merger by the Secretary of State of Texas, ST Acquisition Corp would cease to exist and TNP would continue as the surviving corporation. SW Acquisition would be the sole owner of TNP. TNP would no longer be publicly held, and TNP common stock would no longer be traded on the New York Stock Exchange. TNP would remain a holding company and an affiliated interest of TNMP. TNMP would remain wholly owned by TNP. TNMP would continue its corporate existence and would continue to operate as an electric public utility subject to the NMPUA and the regulatory authority of the Commission. TNMP would not transfer or sell any of its public utility system or facilities and it would not modify or abandon its service facilities in New Mexico or Texas application, para. 13; TNMP Ex A, pp. 11-12.

Under the terms of the Acquisition Agreement, ST Acquisition Corp would pay $44 per share for all of the outstanding common stock of TNP and thereafter merge with TNP. Thus, ST Acquisition Corp was formed solely to merge with TNP and to go out of existence, thus

2 Mr. Babcock, past Vice-President and Treasurer at Long island Lighting Co. (“LILCO”) and intended future Chief Financial Officer of TNP, provided a brief description and history of LILCO. Tr. I, pp. 115-118.

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Case No. 3103

facilitating the acquisition of TNP’s stock by SW Acquisition. Therefore, ownership and control of TNMP in effect would be transferred indirectly to SW Acquisition. This would have the effect of forming additional holding companies. These holding companies are: (1) SW Acquisition, (2) SW I Acquisition GP LP (SW Acquisition’s general partner) (3) SW II Acquisition LLC (SW I Acquisition’s general partner), and (4) Dr. William J. Catacosinos (SW II Acquisition’s managing member). TNMP Ex. A, p. 22; TNMP Ex. E, p.14.

The new shareholder of TNP, SW Acquisition, is a Texas Limited Partnership. Its general partner, SW I Acquisition GP LP, is a Texas Limited Partnership. Its limited partners are Caravelle Investment Fund, LLC, CIBC WG Argosy Merchant Fund LLC, Co-Investment Merchant Fund, LLC, Continental Casualty Company, and Laurel Hill Capital Partners, LLC.

SW I Acquisition GP LP’s general partner, SW II Acquisition LLC, is a Texas Limited Liability Company. Its limited partner is Laurel Hill Capital Partners, LLC. TNMP Ex. E, p. 19.

SW II Acquisition’s managing member is William J. Catacosinos. Its investment members are William W. Catacosinos and James W. Catacosinos, sons of William J. Catacosinos. Tr. I, p. 96. Dr. Catacosinos is an individual with substantial experience in public utility matters who was the President, Chief Executive Officer and Chairman of the Board of Directors of Long Island Lighting Company. Mr. Joyce and Mr. Babcock stated that Dr. Catacosinos has a reputation for delivering value to shareholders and working through very difficult situations, while dramatically improving customer service. Tr. 1, pp. 48, 119. A diagram showing the above-described ownership structure is attached to the testimony of Mr. Joyce. TNMP Ex. A; Exhibit KRJ-2.

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Mr. Joyce explained that there were three reasons for the transaction to be done as proposed:

One has to do with tax efficiency of establishing different entities to deal with some of the tax situations, especially in Texas. The second has to do with the organizational structure, so that we ended up with a general partner and limited partners. And the third has to do with the fact that the structure is designed so that the limited partners would not be considered to be public utility holding companies under the 1935 .. . Public Utility Holding Company Act. Tr. I, p. 12.

Mr. Babcock explained that:

[I]t was very important to the investors that the management of the operating company be retained at TNMP. So for that reason, the investors are up at SW Acquisition and not down below at the operating company. At the same time, the partnership arrangement was made so that there would be one general partner that was responsible for overseeing the activities of SW Acquisition limited partnership and not including all of the limited partners in the day-to-day operations. In addition, the limited partner structure affords some more flexible federal income tax issues than corporate tax law would be. The income is directly attributable to each partner and not taxed as a corporate entity. In addition, Texas state law looks at limited liability companies and taxes them as though they are a corporation and not a limited partnership. So that is the reason for these partnership entities, in order to avoid double taxation. Id., pp. 99-100.

He added that one avoids becoming a public utility holding company under the 1935 Act by the investors being limited partners, such that their ownership is in the partnership interests and not in ‘the utility holding company. Id., p. 100.

The acquisition price of $44 per share results in a total acquisition price of approximately $589 million. This amount (together with approximately $47 million of transaction related expenses) would be funded as follows (TNMP Ex. A; Exhibit KRJ-2;TNMP Ex. E, pp. 12-13; Exhibit PLB-2, p. 20):

1. 100,000,000 from the issuance of common equity stock to the partners of SW Acquisition. This amount would be capitalized as follows: $100,001 of general partnership interests from SW I Acquisition GP, CP; and $99,899,999 of limited partnership interests from the limited partner of SW Acquisition identified above. SW I Acquisition GP, LP would be capitalized as follows: $100 of general partnership interests from SW II Acquisition, LLC; and

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Case No. 3103

$99,901 of limited partnership interests from Caurel Hill Capital Partners, LLC. SW 1l LLC would be capitalized as follows: $60 of managing member interest from William J. Catacosinos, $20 of limited investor interest from William W. Catacosinos and $20 of limited investor interest from James W. Catacosinos.3 TNMP Ex. E; Exhibit PLB-2, p. 20; TNMP Ex. E, pg. 5; Tr. I, pp. 91-93, 96.

2. $100,000,000 from the issuance of preferred stock as set forth in the Bridge Preferred Commitment Letter dated May 24, 1999.

3. $165,000,000 from the TNP Term Facility and Revolving Credit Line as set forth in the TNP Senior Secured Credit Facilities Commitment Letter dated May 22, 1999.

4. $275,000,000 from the issuance of debt securities or borrowings under the Bridge Loan to be provided to ST Acquisition Corp as set forth in the Bridge Loan Commitment Letter dated May 24, 1999.

All the above financing would be undertaken by ST Acquisition Corp and, upon the merger with and into TNP, would become obligations of TNP. TNMP Ex. E, p. 4.

The AG participated with TNMP and the Commission Staff in preparing certain of the conditions presented in this case, but did not file testimony or appear at the hearing, and TNMP represented at the hearing that it had been informed that the AG did not oppose TNMP’s requested relief. Tr. 1, p. 2. Phelps Dodge appeared at and monitored the hearing but did not otherwise participate and did not oppose TNMP’s requested relief. Mr. Bridges testified that the proposed transactions had received “Hart-Scott Rodino” clearance from the Federal Trade Commission, had received Federal Energy Regulatory Commission approval, and had been overwhelmingly approved by TNP’s stockholders the transaction on September 22, 1999. TNMP

3 Dr. Catacosinos and his sons are also limited investors in Laurel Hill Capital Partners, LLC. Tr. I, pp. 95-96.

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Ex. F, p. 9. He added that the only remaining regulatory approvals are those of this Commission and the Public Utility Commission of Texas, which has directed an Administrative Law Judge to return a recommendation for their consideration prior to the end of 1999. Id.

Mr. Babcock testified that the proposed transaction would be a leveraged buyout, where much of the funding to effectuate the transaction will be debt, with the result that there will be a significant increase in debt at the holding company (TNP) level. Tr. I, p. 106. In this regard, he testified that TNP would change from its current position of no debt outstanding to a position at the time of the transaction of 68.8% debt on a stand-alone basis and 81.1% debt on a consolidated (including TNMP) basis. Id., pp. 106-108.4 Compare, Bridges (approximately 80% TNP debt immediately following the merger); TNMP Ex E, p. 36. Although these percentages indicate significantly more leverage than most large utilities (Id., pp. 81, 113-114; TNMP Ex. B, p. 10), TNP has off-setting factors such as no nuclear exposure and “a relatively low level of potential stranded costs”, according to Mr. Babcock. Tr. I, p.114. He stated that a utility leveraged buyout has a primary advantage over those leveraged buyouts of the 1980’s in that the cash flow is more level and predictable. Id., pp. 112, 113.

Mr. Babcock testified that to the best of his knowledge, this would be the first leveraged buyout of a U.S. electric utility in history, and that he was not aware of any publicly-owned utility ever being taken private before. Id., pp. 108-109. He stated that unlike the leveraged buyouts of the 1980’s, there is no intent to sell off assets to reduce debt, and the assets of TNMP would not be sold. Id., p. 109. He stated that the debt issued by TNP to effectuate the transaction

4 While this would occur at TNP, Dr. Hadaway testified that TNMP's debt/equity ratio would be unaffected by the transaction, that it would continue to have the structure typical of public utilities, and that TNP, TNMP and SW Acquisition commit to prevent any adverse impact on TNMP's capital structure. TNMP Ex. B, pp. 11, 7. Mr. Bridges testified that TNMP would retain its current 57.6 debt, .2% preferred, 42.2% common equity capital structure which is typical in the industry. Tr. 1, pp. 133-134.

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would most likely be rated below investment grade. Id., pp. 109-110. He testified that although there could possibly be an adverse effect from the transaction on TNMP’s cost of capital, they had committed that no such adverse cost-of-capital effect would flow through to TNMP ratepayers. Id., p. 115.

Mr. Brack also expressed the concern that the TNP holding company will be highly leveraged in comparison to TNMP, and in this context, proposed certain conditions to be placed on all TNP debt (Staff Ex. A, pp. 3-4, 8), which have been accepted by TNMP and are included in the conditions listed below. In addition, Mr. Bridges testified that TNMP’s debt instruments contain restrictions that limit the amount of dividends TNMP can pay up to its parent, which along the Mr. Brack’s conditions are part of a “firewall” designed to insulate TNMP’s customers and creditors from the leverage at TNP. Tr. 1, 172-174; TNMP Ex. E, p. 37.

Amended GDP

NMSA 1978, Section 62-3-3 K(I) (Repl. Pamp. 1999) defines a Class II transaction to include formation of a public utility holding company by a public utility or its affiliated interest. Commission Rule 450 requires a public utility to obtain prior Commission approval before engaging in a Class II transaction. TNP’s formation as a public utility holding company was included in TNMP’s 1984 GDP which was previously approved by the New Mexico Public Service Commission in Case No. 1886. TNMP states in its Brief (pp. 39-40; see, also, Exhibit PLB-2, pp. 4-5) that the effect of SW Acquisition acquiring the common stock of TNP results in SW Acquisition being defined as a public utility holding company pursuant to NMSA 1978 §§ 62-3-3 K and M, and that SW I Acquisition GP CP, SW 11 Acquisition LLC, and William J. Catacosinos also become defined as public utility holding companies pursuant to NMSA 1978 Section 62-3-3 M.

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TNMP’s Amended GDP was filed as TNMP Ex. E; Exhibit PLB-2. Among other things, it states that the Class II transaction, i.e., the formation of additional public utility holding companies, does not affect the corporate structure of TNMP or TNP. Exhibit PLB-2, pp. 12. It states that TNMP’s goal to “remain as a transmission and distribution public utility” will not change as a result of the Class II transaction, that there are “no effects on TNMP’s operations,” that TNP and TNMP “will remain intact” and there is “no change to” them, that TNMP will “remain as it was prior to the Class II transaction,” that there are “no costs to TNMP,” and that the Class II transaction is “merely to add additional holding companies at the ownership levels above TNP.” Exhibit PLB-2, p. 5.

The Amended GDP, among other things, addresses the provisions of Rule 450.7(b) (see also TNMP Ex. E, pp. 8-24). Regarding Rule 450.7(b)5, Mr. Bridges provided supplemental testimony regarding the capital structures of the following affiliates: TIN, SW Acquisition, SW I Acquisition GP L.P., SW II Acquisition LLP, Facility Works, Inc., TNP Operating Company, Texas Generating Company and Texas Generating Company II. Tr. II, pp. 1-8, 10-17. Mr. Bridges testified, and TNMP counsel confirmed, that to the extent there are other affiliates (as shown on Exhibit KRJ-2), TNMP is requesting a variance with regard to providing affiliate information in its Amended GDP regarding those affiliates. Id., pp. 17-18,26-27.5

The following representations are made with regard to Rule 450.7(c) in the Application, pp. 14-15, (see, also, Amended. GDP, pp. 23-24; TNMP Ex. A., pp. 23-24; TNMP Ex. C, pp. 12-13; TNMP Ex. E, p. 25):

5 The variance would, for instance, apply to William J. Catacosinos, an individual, and three limited. partners of SW Acquisition; i.e. Caravelle Investment Fund, CIBC Argosy Merchant, and Continental Casualty Company. See, Ex. KRJ-2; Tr. 1, 155-156; Tr. 11, pp. 2-3. TNMP also determined to seek the variance to, among other things, respond to potential ramifications of the reference to "securities" in the current affiliated interest definition (Section 62-3-3A, Repl. Pamp. 1999), whereas a prior definition had. referred to "voting securities" (see, e.g., Cum. Supp. 1992). See, e.g., Tr. l, pp. 155-157. The variance would only apply to the capital structure, financing. and investment information regarding affiliates provided in the Amended GOP (see, pages 16-20) and would not apply to any other requirements, such as Class I reporting for these affiliates.

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1. The books and records of TNMP will be kept separate from those of nonregulated business and in accordance with the Uniform System of Accounts.

2. The Commission and its Staff will have access to the books, records, accounts, or documents of the affiliate, corporate subsidiary, or holding company pursuant to NMSA 1978 Sections 62-6-17 and 62-6-19.

3. The supervision and regulation of TNMP pursuant to the NMPUA will not be obstructed, hindered, diminished, impaired, or unduly complicated.

4. TNMP will not pay excessive dividends to TNP.

5. The Public Utility Holding Companies will not take any action which will have an adverse and material effect on TNMP’s ability to provide reasonable and proper service at fair just, and reasonable rates.

6. TNMP will not without prior approval of the Commission loan its funds or securities or transfer similar assets to affiliated interests.

7. TNMP will not without prior approval of the Commission purchases debt instruments of any affiliated interest or guarantee or assume liabilities of such affiliated interest.

8. All applicable statutes, rules or regulations, federal or state, have been or will be complied with.

9. When required by the Commission, TNMP will have an allocation study (which will not be charged to ratepayers) performed by a consulting firm chosen by and under the direction of the Commission.

10. When required by the Commission, TNMP will have a management audit (which will not be charged to ratepayers) performed by a consulting firm chosen by and under the direction of the Commission to determine whether there are any adverse effects of Class II transactions upon the utility.

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Mr. Brack testified that with the information TNMP filed and provided in oral testimony, that the requirements of Rule 450.7(b) had been addressed and Staff would not oppose TNMP’s requested variance for providing the further information. Tr. I1, p. 37; see, also, Id., p. 70. He testified that TNMP had made the representations required by Rule 450.7(c), had committed that no transaction costs would be borne by TNMP or its customers, and had complied with Rule 450.9(a) and (b). Staff Ex. A, pp. 6,7, 11. He provided Staffs recommendation that the Commission approve the Amended GDP. Id pp. 12-13.

Conditions and Commitments

Mr. Brack had proposed that the Commission approve TNMP’s Application with certain listed conditions (Staff Ex. A, pp. 8-10) which TNMP Witness Bridges agreed to (TNMP Ex. F, pp. 3-6) and which TNMP supplemented with additional conditions at the hearing, Tr. 1, 54-60, 67, 136; Tr. II; pp., 66-69. These conditions, which TNMP and TNP have agreed. to, are as follows:

1. All TNP debt will include separateness covenants, which will remain effective as long as the rated indebtedness at TNMP remains outstanding, which will state that:

A. TNP and TNMP are being operated as separate corporate and legal entities, that TNP’s lenders in agreeing to make loans to TNP are relying solely on the creditworthiness of TRIP based on the assets owned by it, and the repayment of the loan will be made solely from the assets of TNP and not from any assets of TNMP; and

B. TNP’s lenders will not take any steps for the purpose of procuring the appointment of an administrative receiver or the making of an administrative order for instituting any bankruptcy, reorganization, insolvency, wind up or liquidation or any like proceeding under applicable law in respect of TNMP or any of its affiliates.

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2. Any future material indebtedness of TNP will comply with the foregoing restrictions.

3. TNP and TNMP would commit that the assets of TNMP will not be pledged to pay or guarantee the debt of any TNMP affiliates without prior approval of the Commission.

4. TNMP would commit that it will not seek to recover the premium paid for TNP’s common stock in this transaction, and TNMP will not seek to revalue its assets based on the premium over book value (i.e., will not use “push down” accounting).6

5. TNMP would commit that its rates will not be materially and adversely affected by the Class II transaction that is the subject of this case, and TNMP commits that it will not seek to recover any increased costs, including costs of capital, that may result from such transaction.

6. TNMP will furnish to the Commission, Staff and the AG a notice of TNMP’s declaration to pay a dividend to TNP with respect to TNMP’s common stock. Such notice will be provided fifteen (15) days prior to the payment date for such dividend and shall include (i) the amount of the dividend in dollars, (ii) the cumulative amount of the dividend for the calendar year, and (iii) information showing the net income and the payout ratio for the prior two calendar years.

7. In the event TNMP ceases to have any legal requirement to make the Securities and Exchange Commission filings required of a public company, TNMP would continue to provide annual audited financial statements to the Commission, as well as a FERC Form 1.

6 Mr. Brack testified that push-down accounting means pushing the premium to be paid for TNP’s stockdown to TNMP. Tr. II, pp. 41-42.

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8. TNMP would commit that it will not assert Federal Energy Regulatory Commission or Securities and Exchange Commission pre-emption with respect to Commission regulatory authority and according to current requirements.7

9. TNMP would commit that no jobs will be transferred out of state as a result of the Transactions that are the subject of this case and that there will be no material termination of employees as a result of the Transactions.

10. TNMP would commit to maintain service quality and reliability at acceptable levels and to continue to comply with all Commission approved quality of service rules. To strengthen this commitment TNMP would commit that during the period 2000-2004, TNMP will maintain service quality and reliability (as measured by the Annualized Minutes of Outage and Annualized Number of Customers Interrupted) equal to, or better than TNMP’s five-year average for the years 1994-1998.

11. TNMP would commit that it will maintain employee safety at an acceptable level. This commitment will apply to the integrated utility prior to unbundling and to the regulated transmission and distribution utility after unbundling. During the period 2000-2004, TNMP would maintain employee safety (as measured by the Number of OSHA Recordable Accidents) equal to, or better than, TNMP’s five-year average for the years 1994-1998.

12. TNMP would commit to maintain its current local offices at least until the date of retail competition for industrial customers (January 1, 2002 or extended date set by the Commission).8

7 Mr. Salazar stated that this commitment would endure unless the statues were changed or the Commission changed its rules. Tr. Il, pp. 46-47. See, also, Id., pp. 47-49.

8 At the hearing, Mr. Bridges. confirmed that the date of January 1, 2002 would be extended if the Commission extended the date for retail access. Tr. Il, pp. 64-65. He also testified that a local office is an office (in many of the towns that TNMP serves) that is open to the public, is not merely a location for line crews to work out of, and is a place where customers can come and meet face-to-face with a TNMP employee to do such things as pay their bill, ask questions about their service or resolve a dispute. Id., pp. 65-66. He added that the trend elsewhere in the industry is to close down such offices and consolidate operations to an 800 number in another state. Id.

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13. TNMP would commit that it will make no investments in businesses not engaged solely in the provision of basic utility services in the United States or Mexico.

14. As a result of the Transactions that are the subject of this case:

A. TNMP will exclude all transaction costs of the Transactions from the books and records of TNMP;

B. TNMP’s service to customers will not be adversely impacted;

C. there will be no change in rates and charges;

D. there will be no cross-subsidization or improper cost allocations. between TNMP and it affiliates;

E. there will be no change in the business operation of TNMP;

F. there will be no transfer of assets;

G. there will be no adverse or material effect on capital structure, service or rates; and

H. service quality and environmental standards will be maintained.

15. TNMP will hold its customers harmless from any and all negative impacts of the Transactions.

16. TNMP will not change its corporate existence and identity, will not form or comprise a new concern and will not require a new certificate of convenience and necessity as a result of the Transactions.

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17. TNMP will not purchase capacity or energy from any non-utility subsidiary of any of its holding companies without receiving prior Commission approval.

Benefits

TNMP represents (Brief, p. 44) that the Transactions will produce benefits for TNMP, its customers, and its shareholders, as well as for New Mexico and Texas, while maintaining the current jurisdictional operations of TMMP and the Commission’s continued supervision and regulation of TNMP.

Mr. Gunderson testified that the transactions will not have any adverse effect on TNMP’s customers. TNP Ex. D, pp. 12-13. He testified that customers can expect to continue to receive the same services from the same group of employees working out of TNMP’s local offices, that TNMP will maintain “our exemplary safety record, our sound environmental record and our continued quality of service,” and that “rates will remain as they are.” Id. He stated that TNMP has a long standing record of quality of service, satisfied customers and a proven record of being able to work with the Commission and its Staff in all facets of the business of being an electric utility, and he represented that this corporate culture that strives to comply with the requirements of the Commission “is being preserved” as a result of the acquisition, and that the Commission “can count on the Company continuing with this record of performance.” Id. See, also, TNMP Ex. B, p. 7. He stated that the Transactions will not create a loss of jobs for TNMP and will not have an impact on TNMP’s existing purchased power contracts or existing contracts with customers. TNMP Ex. D, pp. 13-14.

Mr. Joyce testified that the Transactions will not make this Commission’s regulation of TNMP more difficult or make it harder for the Commission to address any issues regarding TNMP. Tr. l, pp. 23-24. Elsewhere he listed purported benefits of the Transactions (TNMP Ex. A, pp. 25-27; see, also, TNMP Ex. D, pp. 9-12, Tr. II, pp. 65-66, and the Amended GDP, Ex. PLB-2, pp. 6-9), including the following:

(1) The shareholders of TNP will become entitled to receive cash in the amount of $44 per share.

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(2) TNP will acquire a new shareholder and a new source of capital, which will create opportunities in the emerging competitive markets in the Southwest.

(3) For customers, there will be no change in service. By remaining a stand-alone utility, TNMP can continue its community-based service programs. It will continue to be a greater force in bringing competition to the southwest region of the country. The Transactions permit TNMP to maintain its brand of local office-based personal customer service while positioning itself as a stronger competitor in the emerging wholesale and retail markets in Texas and New Mexico. TNMP will maintain its current level of employees and continue its local presence through the offices in the many communities in the territories in which TNMP operates. Organizing itself in this manner allows TNMP to expand on its market niche and provides competitive alternatives to additional customers.

(4) This acquisition brings a private investor group to the Texas and New Mexico markets and allows TNMP to remain a stand-alone utility rather than part of a larger utility. As a result, customers will continue to receive personalized, community-based service. Employees will continue to have job security.

(5) The Transactions will result in a company that will be operationally identical to the current Company but which will have additional access to capital markets. The Transactions also promote TNP and TNMP’s mission in the developing competitive market place by providing the foundation or platform upon which TNP and TNMP may pursue opportunities in the emerging

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competitive market of public utilities in the Southwestern United States. TNP is interested in the regulated transmission and distribution utility business and is not interested in using this acquisition as a platform for other non-regulated business. TNMP will continue its corporate existence and will continue to operate as an electric public utility. TNMP’s sole stockholder, TNP, will remain the same.

(6) The acquisition and merger will not affect TNMP’s creditors and holders of its first mortgage bonds and debentures at the time of closing the acquisition and merger and related Transactions. To the extent such creditors seek payment on their debt instruments, the Senior Backstop Credit Facility discussed herein will provide TNMP with the funds to repay these obligations.

(7) Because the Commission will continue its supervision and regulation of TNMP there are no additional risks to TNMP that are not presently in place in this rapidly growing environment.

(8) TNP and TNMP are committed to assure the Commission there will be no cross-subsidization or improper cost allocations.

(9) TNP and TNMP commit to exclude all transaction related costs from rates and charges for service. Therefore, there will not be any change in the rates for services that the customers are receiving.

Sections 62-6-1.2 and 62-6-13

TNMP states in its Brief, p. 16, that acquisition of the TNP stock requires prior express authorization pursuant to NMSA 1978 Section 62-6-12 A(3)(d) (Repl. Pamp. 1999). NMSA 1978 Section 62-6-13 (Reps. Pamp. 1999) provides that the Commission shall grant its consent and approval for such an application unless the Commission finds that the proposed transaction

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is unlawful or is “inconsistent with the public interest” NMSA 1978 Section 62-6-12 B (Reps. Pamp. 1999) also provides that any consolidation, acquisition, transaction resulting in control or exercise of control, or other transaction in contravention of NMSA 1978 Section 62-6-12 without prior authorization of the Commission shall be void and of no effect.

TNMP cites (Brief, p. 16-18) to the New Mexico Public Utility Commission’s January 28, 1997 Final Order in Case No. 2678 involving a merger between Southwestern Public Service Company with Public Service Company of Colorado. In that Final Order (adopting a Recommended Decision), pp. 19-20, the NMPUC referred to a “no net detriment” test, developed in applying the “inconsistent with the public interest” standard in an earlier case, No. 1891/1892 (December 12, 1984 Final Order) which involved involving both the abandonment and sale of a utility’s assets, that such test had also been coupled with a “public convenience and necessity” standard for abandonment cases which required a finding of the “affirmative existence of a net public benefit”, and that the NMPUC had not specifically enunciated whether a “no net detriment” test was appropriate for a merger proceeding and should determine (in Case 2678) a standard of review specifically applicable to a merger transaction. The NMPUC noted (p. 22):

By their very nature unquantifiable benefits and costs are not subject to a dollar valuation but, nevertheless, are every bit as important, or more so, as quantifiable benefits and costs. Because a ‘no net detriment’ test can be misinterpreted to mean that all costs and benefits are somehow quantifiable, or that quantifiable benefits outweigh unquantifiable detriments, the Commission should no longer use this phrase in describing its statutory mandate in approving mergers. Rather the Commission should state that the test is whether the public interest is served by approving the merger as determined by the specific facts and circumstances of each case. Generally the complexities of mergers should require a positive benefit to ratepayers if they are to be approved.

TNMP states (Brief, p. 18) that the Commission has not enunciated a test for the acquisition of the stock of a public utility holding company pursuant to NMSA 1978 Section 62-

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6-12 A(3)(d), and that TNMP does not believe the test applied in Case No. 2678 to the merger between two operating utilities which resulted in a “new concern,” should apply in the current case involving acquisition of the stock of a holding company, which essentially replaces one set of shareholders for another. However, TNMP proposes (Id., pp. 18-19) that the standard is not an issue in this case and the Commission does not need to address whether to apply the “no net detriments” standard or the “affirmative existence of a net public benefits” standard because TNMP has provided uncontroverted evidence that the TNP stock acquisition is not inconsistent with the public interest by establishing the “positive benefits” of the Transactions, and thus either standard has been met.

TNMP also requested (Application, p. 7) that the Commission approve “to the extent necessary” the merger between ST Acquisition Corp and TNP as set forth in Sections 62-6-12 and 62-6-13. NMSA 1978 Section 62-6-12 A (2) provides that with the prior express authorization of the Commission, any person and a public utility holding company may consolidate or merge with each other so as to form a “new concern”.

TNMP proposes (Brief, p. 19) that Section 62-6-12 A(2) (and thus Section 62-612 B) may not apply to the merger because the merger does not result in a “new concern” as set forth in that subsection. However, TNMP states (Id.) that to the extent the Commission believes that it is required to consent to and approve the merger, TNMP will not oppose such a position, and that the evidence supports such a consent.

At the hearing, Mr. Brack took the position that there are “no negative benefits” and customers would not realize any change in service from the proposed change in ownership. Tr. II, pp. 50-51. Thus Staff appeared to be proposing approval without determining an overall positive benefit, in a circumstance where the subject transaction effectively amounts to a change

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in ownership of a utility’s holding company rather than the effective combination of two utilities. Staff counsel was not aware of any requirement to find a net positive benefit, but stated that Staff had not examined past Commission cases in formulating its position and does not contest or oppose TNMP’s claims. Id., pp. 51-53. TNMP counsel proposed that Staff had not opposed TNMP’s evidence of positive benefits, and TNMP had met a positive benefits standard if that is required. Id., pp. 53-54.

Staff has not contested TNMP’s proposed transaction benefits as outlined above. Rather they have, through their proposed conditions, sought to minimize detriments and increase benefits beyond those posited by TNMP, and have recommended approval (with those conditions) of the stock acquisition and merger, the formation of four holding companies and approval of the amended GDP. Staff Ex. A, pp. 12-13. To the extent a positive benefit standard applies to this case, TNMP’s proposed benefits are uncontested and have been enhanced by additional conditions and commitments which, taken together and based on the circumstances of this particular case, are sufficient to satisfy such a standard. If such a standard is satisfied, a lesser standard which did not require an overall positive benefit would likewise be satisfied. Provided that the conditions and commitments specified herein are met, approval under Section 62-6-2 and 62-6-13 should be provided for the proposed merger and acquisition of stock.

Secured Backstop Credit Facility

TNMP’s Application, p. 7., requested Commission approval for the issuance of debt securities by TNMP in the aggregate amount of up to $428 million in the form of a Senior Backstop Credit Facility (“SBCF”), pursuant to an SBCF Commitment Letter. TNMP Ex. E, PLB-3. Mr. Bridges testified that the SBCF is necessary because TNMP could be required to redeem some of its outstanding debt upon closing of the merger due to “change in control”

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provisions in the agreements governing such debt. Id., p. 28. He stated that TNMP had two publicly-held debt issues outstanding that contain “change in control” provisions. Id. The merger transaction will constitute a “change in control” under the debenture indenture of the 10.75% Secured Debentures, as well as the 9.25% Series U First Mortgage Bonds as governed by the Twenty Third Supplemental Indenture. There is currently $140 million outstanding of 10.75% Secured Debentures which mature on September 15, 2003 (callable September 15, 2000) and $100 million outstanding of 9.25% Series U First Mortgage Bonds which mature on September 15, 2000. He stated that TNMP also has two Revolving Credit Facility Agreements which include “change in control” provisions. Id., p. 29. Both agreements allow the participating banks (upon a two-thirds vote) to accelerate the payment of any outstanding debt and terminate the facility. A $100 million facility led by the Chase Manhattan Bank expires in November 2000. There was no borrowing under this facility as of March 31, 1999. TNMP also has an $80 million facility led by the First National Bank of Chicago, which is scheduled to expire in September 2001. At March 31, 1999, $49 million was outstanding under this facility.

Mr. Ripperger testified (Staff Ex. B, p. 7) that TNMP believes that the probability of the holders of these debt instruments calling in their debt is low. See, also TNMP Ex. D, p. 30. He testified (Staff Ex. B, p. 6) that half of the funding is being supplied by the Canadian Imperial Bank of Commerce and the other half by the Chase Manhattan Bank (“Chase”), for a commitment each of $214 million dollars, that the maturity date of the SBCF is 364 days from the date of issue and that the interest rates (pegged to the Eurodollar rate or possibly the prime rate; see TNMP Ex. B, p. 28; Tr. l, p. 162-164) are as given on page 28 of Mr. Bridges’ direct testimony.

Mr. Ripperger and Mr. Bridges both testified that TNMP had recently cancelled the

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Chase credit line and had retired approximately $8 million in First Mortgage Bonds. Staff Exhibit B,. p. 5; Tr. I, p. 127. Mr. Bridges added that as a result, the aggregate amount for the SBCF had been reduced to $320 million, that the lenders’ commitments had been so reduced, and that TNMP’s SBCF request should be amended to this amount. Tr. 1, pp. 127, 148.

Mr. Ripperger testified (Staff Ex. B, p. 2) that Staff believes that the Commission lacks jurisdiction over the approval of the SBCF because the maturation date is less than 18 months, and therefore appears to be exempt from Commission approval per NMSA 1978 Statute 62-6-8. He added that TNMP has submitted an application for securities approval, believing the Commission may have jurisdiction, and that Staff submitted testimony recommending approval of the SBCF with the consideration that the Commission may assert jurisdiction over the approval of these securities. Id., p. 6.

Mr. Bridges provided several reasons why TNMP decided to request Commission securities approval notwithstanding the jurisdictional position stated by the Staff. TNMP Ex. F, pp. 7-9. Both Mr. Ripperger and Mr. Bridges testified to the statutory elements required for Commission securities approval (Staff Ex. B, pp. 8-10; TNMP Ex. E, pp. 34-35) and Mr. Bridges stated that original and revised Annual Informational Financing Filings had been filed. Exhibit PCB 8 and 9. Based on this record, the SBCF in the aggregate amount of $320 million should be approved to the extent required.

The Hearing Examiner recommends that the Commission FIND and CONCLUDE that

l. The Statement of the Case and Discussion and all findings and/or conclusions therein, whether or not separately stated, numbered or designated as findings or conclusions, are incorporated by reference herein as a finding and conclusion.

2. TNMP is a public utility as defined in the New Mexico Public Utility Act (“NMPUA” ), NMSA 1978 Section 62-1-1, et seq., (Repl. Pamp. 1999).

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3. The Commission has jurisdiction over the parties and the subject matter of this case.

4. Due and proper notice of this case has been provided.

5. TNMP seeks approval of the acquisition of TNP’s stock, the merger between TNP and ST Acquisition Corp, the formation of additional holding companies, approval of its Amended GDP and issuance of debt securities in the form of the Senior Backstop Credit Facility in an aggregate amount of up to $320,000,000 (the “Securities Transaction”) and other approvals and authorizations all as more fully described in TNMP’s Application, the testimony and evidence presented in this case and in the Recommended Decision of the Hearing Examiner.

6. The approval of the Commission is required prior to the Company issuing, assuming or guarantying securities or creating a lien on its property situated in New Mexico, pursuant to NMSA 1978, Section 62-6-6 (Repl. Pamp.1999).

7. TNMP will apply the proceeds from the Securities Transaction as depicted in the Application and its testimony in this case. The purposes of the Securities Transaction are permitted under NMSA 1978, Section 62-6-6 (Repl.Pamp.1999).

8. The aggregate amount of securities outstanding after the consummation of the Securities Transaction wilt not exceed the fair value of the properties and business of TNMP.

9. The Securities Transaction is not inconsistent with the public interest.

10. The Securities Transaction should be approved on the terms and conditions set forth in this Order and the Company’s Application.

11. For good cause, the Commission extended the thirty-day period for the disposition of the Securities Transaction portion of this proceeding established by NMSA 1978 Section 62-6-9 (Repl. Pamp. 1999).

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12. The Transactions for which approval is sought in this proceeding are not unlawful and are not inconsistent with the public interest.

13. The Amended GDP contains the information required by NMPRC Rule 450.7(b) in detail acceptable to the Commission, provided that TNMP’s requested variance regarding the provision of certain information in its Amended GDP in this case should be granted.

14. TNMP has represented, and the Commission, based upon such representations, finds that: (a) the books and records of TNMP will be kept separate from those of non-regulated business and in accordance with the Uniform System of Accounts; (b) the Commission and its Staff will have access to the books, records, accounts, or documents of the affiliate, corporate subsidiary, or holding company pursuant to NMSA 1978 Sections 62-6-17 and 62-6-19; (c) the supervision and regulation of TNMP pursuant to the NMPUA will not be obstructed, hindered, diminished, impaired, or unduly complicated; (d) TNMP will not pay excessive dividends to TNP; (e) the public utility holding companies will not take any action which will have an adverse and material effect on TNMP’s ability to provide reasonable and proper service at fair, just, and reasonable rates; (f) TNMP will not without prior approval of the Commission loan its funds or securities or transfer similar assets to affiliated interests; (g) TNMP will not without prior approval of the Commission purchase debt instruments of any affiliated interest or guarantee or assume liabilities of such affiliated interests; (h) all applicable statutes, rules, or regulations, federal or state, have been or will be complied with; (i) when required by the Commission, TNMP will have an allocation study (which will not be charged to ratepayers) performed by a consulting firm chosen by and under the direction of the Commission; and (;) when required by the Commission, TNMP will have a management audit (which will not be charged to ratepayers) performed by a consulting firm chosen by and under the direction of the Commission to determine whether there are any adverse effects of Class II transactions upon the utility.

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15. The level of investment appears reasonable and it appears that TNMP’s ability to provide reasonable and proper utility service at fair, just, and reasonable rates will not be adversely affected by the proposed Class II transactions and their resulting effect.

16. Approval of the Amended GDP is in the public interest with the conditions and commitments provided in this case.

17. To the extent required, TNMP should be granted a variance regarding providing certain affiliate information in its Amended GDP as discussed herein.

18. The Application of TNMP should be approved on the terms and conditions set forth in this Order and in TNMP’s Application, such approval with respect to the Securities Transaction to be applicable for a period not to exceed one year following the entry of this Final Order.

The Hearing Examiner recommends that the Commission ORDER that:

A. The findings, conclusions, rulings and determinations made and contained herein are ordered to be carried out and complied’ with.

B. Subject to the provisions of this Order, TNMP’s Application is authorized, approved and granted as provided below.

C. The acquisition of the stock of TNP by SW Acquisition and the merger of ST Acquisition Corp into TNP, as described in the evidence in this case, are approved, subject to the conditions and commitments described above and below.

D. The conditions and commitments that are set forth in the testimony of Commission witness Brack and agreed to by TNMP and the additional conditions and commitments agreed to by TNMP at the hearing as described herein are ordered to be carried out and complied with.

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E. Formation of additional public utility holding companies which is a Class II transaction (i.e., SW Acquisition, SW I Acquisition GP L.P., SW 11 Acquisition LCC and William J. Catacosinos) is approved.

F. TNMP’s Amended GDP is approved.

G. To the extent required, TNMP is granted a variance regarding providing certain affiliate information in its Amended GDP under Rule 450, as described above.

H. To the extent required, the Commission hereby authorizes TNMP’s issuance of debt securities in the form of the Senior Backstop Credit Facility in the aggregate amount of $320 million and, to the extent necessary, the creation of a lien on TNMP’s property situated in New Mexico as security therefor, all on the terms and conditions stated in this Order and the Application, provided that such authorization expires to the extent not exercised within one year following the entry of this Final Order.

I. TNMP is hereby authorized to take such other actions as may be necessary or appropriate to consummate the Securities Transaction.

J. Nothing contained in this Order shall be construed as an authorization or approval of any securities transactions other, than as described in the Application and the supporting testimony and exhibits. If the Securities Transaction is not as described therein, the Company is required to obtain additional Commission authorization.

K. Nothing contained herein shall be considered as a determination by the Commission of the value of any of TNMP’s properties [other than for the limited purpose of NMSA 1978,, Section 62-6-7 (Repl.Pamp.1999)], the justness or reasonableness of any cost or expense incurred by TNMP, the appropriateness of including any item within TNMP’s cost of service, or any matter other than those expressly determined herein.

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L. Nothing contained herein shall be construed to mean or to imply any guarantee or obligation on the part of the State of New Mexico, or any officer, agent or employee thereof, with respect to the Securities Transaction.

M. Nothing contained herein shall be construed to mean or to imply that the State of New Mexico, or any officer, agent or employee thereof, has verified the accuracy, completeness or fairness of any factual information contained in any offering circular, investment memorandum, registration or information statement, prospectus, or any other document prepared or delivered in connection with the Securities Transaction or the accuracy, completeness or fairness of any statements made in connection with the Securities Transaction.

N. Nothing contained herein shall be construed to mean or imply that the State of New Mexico, or any officer, agent or employee thereof, has expressed or expresses an opinion as to whether any statement made or document delivered in connection with the Securities Transaction contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statement made, in light of the circumstances under which it was made, not misleading.

O. Nothing contained herein shall be construed to mean nor to imply that the State of New Mexico, or any officer, agent or employee thereof, shall have any responsibility for the application of or disposal by the Company, or its officers, agents or employees, of any of the proceeds derived from Securities Transaction.

P. The Company shall, within sixty days following the consummation of the Securities Transaction, file with this Commission a verified report by an officer of the Company

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before a notary public stating the consummation of the Securities Transaction, the amount of the proceeds, the expenses actually incurred by the Company and the terms and conditions thereof, and the Company shall cause to be attached to said report true and correct copies of all documents executed in connection with the Securities Transaction and any order or official action taken by any other governmental authority which is required with respect to the Securities Transaction.

Q. The Company shall, within six months after the effective date of this Final Order, file with the Commission a report verified by an officer of the Company reflecting the application of the proceeds of the Securities Transaction to the purposes herein authorized, and the amounts applied to each such purpose; and the Company shall file like reports at intervals of not more than six months thereafter until it has accounted for the application of the entire proceeds of the Securities Transaction.

R. All ratemaking treatment in any way concerning the Securities Transaction, the reasonableness of the Company’s decision to carry out the Securities Transaction and apply the proceeds, and the costs associated with the Securities Transaction are reserved for future proceedings.

S. Any outstanding matter not specifically ruled on is disposed of consistent with this Final Order.

T. This Order is effective immediately.

U. Copies of this Order shall be mailed to all persons on the attached Certificate of Service.

V. This Docket is closed.

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Case No. 3103

I S S U E D at Santa Fe, New Mexico this 10th day of January, 2000.

NEW MEXICO PUBLIC REGULATION COMMISSION

/s/ PETER E. SPRINGER
Peter E. Springer
Hearing Examiner

RECOMMENDED DECISION	35
OF THE HEARING EXAMINER
Case No. 3103